25 April 2002

旺旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Joint Venture With Hunan Honyear Investment & Development Co., Ltd
2) Clarification Of The Announcements Made on 22 April 2002

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

JOINT VENTURE WITH HUNAN HONYEAR INVESTMENT & DEVELOPMENT CO., LTD

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has entered into a joint venture agreement ("JV Agreement") with Hunan Honyear Investment & Development Co., Ltd ("HHID") to form a joint venture company in Hunan province, Changsha city, People's Republic of China, known as Hu Nan Want Want Hospital Co., Ltd ("HWWH").

HWWH will have a registered capital of USD 28 million. The Company will hold 70% of the capital in HWWH and the remaining 30% of the capital in HWWH will be held by HHID.

The principal activities of HWWH are to provide a comprehensive range of medical and specialist services, surgical services, healthcare services and diagnostic services. HWWH intends to build a hospital (the "Hospital") on a plot of land (approximately 71,000 sq.m. and a 50-year leasehold tenure) located at Hunan province, Changsha city, Furong district, PRC, with an initial capacity for about 500 beds in the first phase of construction ("Phase 1").

The total investment amount in HWWH for Phase 1 is expected to be approximately USD 28 million, which will be used for the purchase of land, the construction of buildings, medical equipment and operating costs. Pursuant to the JV Agreement, 60% of the total investment amount (equivalent to USD 16.8 million) will be invested in year 2002 and the remaining 40% (equivalent to USD 11.2 million) will be invested between year 2003 and year 2004. Upon successful completion of Phase 1, approximately another USD 28 million may be invested by the shareholders of HWWH for the next expansion phase.

Construction of the Hospital is expected to commence at the end of year 2002 and complete by the end of year 2004. The approval from Ministry of Foreign Trade and Economic Corporation, PRC has been granted to HWWH for a period of twenty years. HWWH has also been granted special tax incentive of "five-free-five-half" from the PRC tax authority whereby profits generated in the first five years beginning from the year when it becomes profitable will be tax exempt and thereafter, at half of the prevailing tax rate on profits generated in the next five years.

The Company believes that there is a good potential demand in Changsha city and the nearby provinces for good quality medical services to be provided by HWWH. The Company believes its investment in HWWH to be potentially viable and that such an investment will raise its corporate profile further and enable it to contribute to the general welfare of society.

As hospital management and the provision of medical services are highly specialized, HWWH will be managed by a team of professionals who are equipped with the appropriate managerial

and medical expertise. The key personnel include the following:-

(i) Dr Cheng Chiun Tar will be appointed as Chairman of HWWH. Dr Cheng is currently head of the Orthopaedic Department of the Chung Shan Hospital in Taiwan. He graduated from National Taiwan University, specializes in surgery and has more than thirty years of experience in the medical industry. He is the brother-in-law of the Company's Chairman, Mr Tsai Eng Meng, and is also a non-executive Director of the Company.

(ii) Dr Cheng Hsueh Chung will be appointed as Director of HWWH. Dr Cheng was the ex-Director of Far Easter Memorial Hospital (with capacity of about 700 beds) in Taipei for thirteen years. He graduated from the National Defence Medical School and is a qualified doctor in internology, cardiology, ICU and ultrasound.

Based on the Group's audited consolidated accounts for the year ended 31 December 2001, the above transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2002. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 24/04/2002 to the SGX

MASNET No. 66 OF 24.04.2002
Announcement No. 86

WANT WANT HOLDINGS LTD

CLARIFICATION OF THE ANNOUNCEMENTS MADE ON 22 APRIL 2002

The Company wishes to clarify that for each of the following announcements:-

a. Notice of Changes in Director's Warrantholding and Notice of Changes in Director's Shareholding dated 22 April 2002 made in respect of the exercise of 127,768 warrants by Lin Feng I; and

b. Notice of Changes in Substantial Shareholder's Warrantholding and Notice of Changes in Substantial Shareholding dated 22 April 2002 made in respect of the exercise of 2,931,661 warrants by Iwatsuka Confectionery Co., Ltd,

the amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee should be US$1.25.

Submitted by ADRIAN CHAN PENGEE, Company Secretary on 24/04/2002 to the SGX

24 April 2002

02 MAY -7 AM 10: 16

旺旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

SUPPL

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Annual General Meeting
2) Notice of Extraordinary General Meeting

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

Notice Of Annual General Meetings

NOTICE IS HEREBY GIVEN that the Sixth Annual General Meeting of Want Want Holdings Ltd (the "Company") will be held at Rosewood Room, Level 2, Orchard Hotel Singapore, 442 Orchard Road, Singapore 238879 on 10 May 2002 at 9.30 a.m. to transact the following business:

ORDINARY BUSINESS

1. To receive and consider the Directors' Report and Audited Accounts for the financial year ended 31 December 2001 and the Auditors' Report thereon.

2. To declare a First and Final Dividend of 65% or US$0.13 per ordinary share of par value US$0.20 each tax exempt for the year ended 31 December 2001.

3. To approve the Directors' fees for the year ended 31 December 2001.

4. To re-elect the following Directors retiring by rotation:

a. Mr Haruo Maki
b. Ms Tan Swee Ling
c. Mr Liao Ching Tsun

5. To re-appoint Deloitte & Touche as Auditors of the Company and to authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

6. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution: "That pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to issue, allot (including the issue and allotment of shares pursuant to offers, agreements and options made or granted by the Company while this authority is in force) or otherwise dispose of shares in the Company (including making and granting offers, agreements and options which would or might require shares to be issued, allotted or otherwise disposed of) upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit without first offering such shares to the members of the Company, such power to continue in force until the conclusion of the next annual general meeting provided that the aggregate number of shares to be issued pursuant to this Resolution shall not exceed 50% of the issued share capital of the Company for the time being, and provided further that if any such shares are to be issued under circumstances where members of the Company with registered addresses in Singapore are not given the opportunity to participate on a pro-rata basis in such an issue, offer, agreement or option referred to above, then the shares to be issued under such circumstances shall not exceed 20% of the issued share capital of the Company for the time being."

Note: The effect of this resolution will be to empower the Directors to issue additional shares in the Company, without seeking any further approval from members in general meeting but within the limitation imposed by the resolution, for such purposes as the Directors may consider would be in the interests of the Company.

7. To transact any other business that may be transacted at an Annual General Meeting.

BY ORDER OF THE BOARD

Adams Lin Feng I
Director
24 April 2002

Note:
Every member of the Company entitled to attend and vote at the Annual General Meeting may appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Member of the Company. The instrument appointing a proxy must be deposited at the Company's registered office at 400 Orchard Road #17-05 Orchard Towers Singapore 238875 not less than 48 hours before the time appointed for holding the Annual General Meeting or any postponement or adjournment thereof.

Submitted by Adams Lin Feng I, Group Vice President and Director on 23/04/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Want Want Holdings Ltd (the " Company") will be held at Rosewood Room, Level 2, Orchard Hotel Singapore, 442 Orchard Road, Singapore 238879 on 10 May 2002 at 10.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Sixth Annual General Meeting of the Company to be held at 9.30 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Ordinary Resolutions:-

AS ORDINARY RESOLUTION 1

THAT subject to and contingent upon the passing of Ordinary Resolution 2 below:-

(a) every one (1) ordinary share of US$0.20 in the authorised and issued and paid-up share capital of the Company be sub-divided into two (2) ordinary shares of US$0.10 each ("Share Split"), subject to the satisfaction of the conditions imposed by the Singapore Exchange Securities Trading Limited (the "SGX-ST") for the listing of and quotation for ordinary shares of US$0.10 each arising from the Share Split, such Share Split to take effect from a date to be determined by the Directors; and

(b) the Directors be and are hereby authorised to do all such acts and things and to sign, execute, complete and deliver all such documents, deeds, forms and instruments as they may consider necessary or expedient to give effect to the Share Split as they may think fit in the interests of the Company.

AS ORDINARY RESOLUTION 2

THAT subject to and contingent upon the passing of Ordinary Resolution 1 above, the Memorandum of Association of the Company be amended by deleting the existing Clause 4 of the Memorandum of Association of the Company in its entirety and substituting therefor the following:-

"4. The authorised share capital of the Company is US$200,000,000 divided into 2,000,000,000 shares of US$0.10 each."

AS ORDINARY RESOLUTION 3

THAT:-

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "Companies Act"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire ordinary shares (of such par value for the time being) in the issued share capital of the Company ("Shares") not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:-

(i) on-market purchase(s) on the SGX-ST; and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy

all the conditions prescribed by the Companies Act,

and otherwise in accordance with all laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "Share Buy-Back Mandate");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Buy-Back Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of :-

(i) the date on which the next Annual General Meeting of the Company is held; or

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:-

"Maximum Percentage" means the number of Shares representing 10 per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution; and "Maximum Price" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commissions, stamp duties, applicable goods and services tax and other related expenses) which shall not exceed:-

(i) in the case of a market purchase, 105 per cent. of the average of the last dealt prices of the Shares transacted on the SGX-ST over the five consecutive days (on which transactions in the Shares are recorded) immediately preceding the date of the market purchase by the Company; and

(ii) in the case of an off-market purchase, 120 per cent. of the highest price a Share is transacted on the SGX-ST on the market day (when transactions in the Shares are recorded) immediately preceding the date of the off-market purchase by the Company; and

(d) the Directors of the Company and/or any of them be and are/is hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

BY ORDER OF THE BOARD

Adams Lin Feng I
Director
24 April 2002

Note :

(a) Every Member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Member of the Company.

(b) The instrument appointing a proxy must be deposited at the Company's registered office at 400 Orchard Road #17-05 Orchard Towers Singapore 238875 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any postponement or adjournment thereof.

(c) The Company will use internal sources of funds, or a combination of internal resources and external borrowings, to finance purchases or acquisitions of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, the price at which such Shares are purchased or acquired and the amount (if any) borrowed by the Company to fund the purchases.

An illustration of the financial effects of a purchase or acquisition of Shares by the Company pursuant to the Share Buy-Back Mandate on the audited accounts of the Company and its subsidiaries, and the Company for the financial year ended 31 December 2001 is set out in paragraph 5.4 of the Circular to Members dated 24 April 2002.